

November 5, 2010

Mr. Robbie Buchholtz
Chief Financial Officer
Lake Area Corn Processors, LLC
46269 SD Highway 34, P.O. Box 100
Wentworth, SD 57075

> **RE:**   **Lake Area Corn Processors, LLC**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Forms 10-Q for the Fiscal Quarters ended March 31, 2010 and June 30, 2010**
> **File No. 0-50254**

Dear Mr. Buchholtz:

We have reviewed these filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 6 – Selected Financial Data, page 26

2. We note your reference to minority interest in subsidiary income and minority interest on page 27. Please revise your reference to minority interest to refer to noncontrolling interest. See FASB ASC 810-10-45-15.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Results of Operations, page 27

3. When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, it is unclear how significantly the decrease in environmental test fees, public relations costs, professional fees and decreased bonus expenses during 2009 contributed to the decrease in operating expenses for 2009. This is not meant to be an all-inclusive list of where improvements could be made to expand your explanations. Please revise your MD&A accordingly to separately quantify the specific reasons for fluctuations between all periods presented wherever possible.

Covenants, page 39

4. We note your disclosure that your debt agreements subject you to certain restrictive covenants establishing minimum reporting requirements, ratios, working capital and net worth requirements. As such, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Contractual Cash Obligations, page 40

5. Please revise your table of contractual cash obligations to include in a separate line item the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should

be included in the table. Please also disclose any assumptions you made to derive these amounts.

Item 8 – Financial Statements and Supplementary Data, page 42

Note 12 – Captive Insurance, page 60

6. Please disclose the extent of your self-insurance in each area that you are self-insured. Please also disclose what the catastrophic loss limit amounts are in each area.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2010

Item 1 – Financial Statements

General

7. Please address the above comments in your interim filings as well, as applicable.

8. Please amend your filing to present statements of cash flows for the six months ended June 30, 2010 and 2009.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in their filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned, at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

John Hartz
Senior Assistant
Chief Accountant